SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

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                           PACIFIC SCIENTIFIC COMPANY
                            (Name of Subject Company)

                           PACIFIC SCIENTIFIC COMPANY
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (and Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

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                                     694806
                      (CUSIP Number of Class of Securities)

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                                   LESTER HILL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                           PACIFIC SCIENTIFIC COMPANY
                       620 NEWPORT CENTER DRIVE, SUITE 700
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 720-1714
            (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications on Behalf
                       of the Person(s) Filing Statement)

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                                 With a copy to:
ADAM O. EMMERICH, ESQ.                  WILLIAM S. SIMPSON, ESQ.
Wachtell, Lipton, Rosen & Katz          Paul, Hastings, Janofsky & Walker LLP
51 West 52nd Street                     695 Town Center
New York, New York  10019-6150          Costa Mesa, California  92826
(212) 403-1000                          (714) 668-6200


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            This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on February 6, 1998 (the "Schedule 14D-9"), by Pacific Scientific Company, a California corporation (the "Company" or "Pacific Scientific"), relating to the tender offer made by ACC Acquisition Corp. ("Purchaser"), a California corporation and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated February 6, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $30.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 31, 1998 (the "Merger Agreement"), by and among DH Holdings Corp., a wholly owned subsidiary of Parent ("Holdings"), Purchaser and the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

            The Company issued a press release on February 9, 1998 with respect to its fourth quarter earnings. A copy of such press release is attached hereto as Exhibit 24 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED ON EXHIBITS

            Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 24. Press Release issued by the Company on February 9, 1998 with respect to fourth quarter earnings.


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                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       PACIFIC SCIENTIFIC COMPANY

Dated:  February 9, 1998               By: /s/ Lester Hill
                                          ----------------
                                          Lester Hill
                                          Chairman, President and
                                             Chief Executive Officer


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                                  EXHIBIT INDEX

Exhibit 24. Press Release issued by the Company on February 9, 1998 with respect to fourth quarter earnings.